

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2013

Via E-mail
Khurram Qureshi
Chief Financial Officer
Lingo Media Corporation
151 Bloor Street West, #703
Toronto, Ontario Canada M5S 1S4

  Re: **Lingo Media Corporation**
     Form 20-F for the year ended December 31, 2011
     Filed July 2, 2012
     File No. 333-98397

Dear Mr. Qureshi:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ David R. Humphrey, for

          Linda Cvrkel
          Branch Chief